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                                    FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                        REPORT OF FOREIGN PRIVATE ISSUER



                    PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                               For July 18, 2003




                            PAN AMERICAN SILVER CORP.
                             1500 - 625 HOWE STREET
                                 VANCOUVER, B.C.
                                     V6C 2T6






Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F              Form 40-F   X
                                   -----                 -------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes           No  X
                                     -----        ------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___





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                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          PAN AMERICAN SILVER CORP.




Date: July 18, 2003                       By: /s/  Anthony Hawkshaw
                                              ----------------------------------
                                              Anthony Hawkshaw
                                              Chief Financial Officer








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                           [PAN AMERICAN SILVER LOGO]

                                     FORM 27

                          MATERIAL CHANGE REPORT UNDER
             SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA) AND SIMILAR PROVISIONS OF OTHER APPLICABLE LEGISLATION


ITEM 1.           REPORTING ISSUER

                  Pan American Silver Corp. (the "COMPANY")
                  1500 - 625 Howe Street
                  Vancouver, British Columbia
                  V6E 2T6

ITEM 2.           DATE OF MATERIAL CHANGE

                  July 7, 2003

ITEM 3.           PRESS RELEASE

                  A press release was issued by the Company on July 7, 2003 at Vancouver, British Columbia and distributed through the facilities of Canada NewsWire.

ITEM 4.           SUMMARY OF MATERIAL CHANGE

                  Pan American Silver Corp. has filed a preliminary short form shelf prospectus with the securities commissions in British Columbia, Alberta, Manitoba and Ontario and a corresponding registration statement with the United States Securities and Exchange Commission. These filings, when made final, will allow the Company to make offerings of common shares, warrants, debt securities or any combination thereof of up to $100 million during the next 25 months on similar terms to potential purchasers anywhere in these provinces and the United States.

ITEM 5.           FULL DESCRIPTION OF MATERIAL CHANGE

                  The proceeds from any such offerings will be used to fund the Company's growth through the advancement of existing development projects or the acquisition of new projects. The size, nature and timing of any such offerings will be based on the Company's future funding needs and on general market conditions.

                  A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the




              1500-625 HOWE STREET, VANCOUVER, BC CANADA V6C 2T6 .
                       TEL 604.684.1175 FAX 604.684.0147
                            www.panamericansilver.com
                   time the registration statement becomes effective. A copy of the prospectus may be obtained from the Company's Vice-President, Corporate Relations.


ITEM 6.            RELIANCE ON CONFIDENTIAL FILING PROVISIONS OF THE SECURITIES
                   ACT

                   This report is not being filed on a confidential basis.


ITEM 7.            OMITTED INFORMATION

                   There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.            SENIOR OFFICER

                   For further information, please contact:

                   Name:             Brenda Radies
                   Office:           Vice President Corporate Relations
                   Telephone:        (604) 684-1175

ITEM 9.            STATEMENT OF SENIOR OFFICER

                   The foregoing accurately discloses the material change referred to herein.


                   DATED at Vancouver, British Columbia, this 7th day of July 2003.



                                              (signed) BRENDA RADIES,
                                              Vice President Corporate Relations










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